Bank of America Corporation and Subsidiaries Ratio of Earnings to Fixed Charges Ratio of Earnings to Fixed Charges and Preferred Dividends	Exhibit 12

	Year Ended December 31
(Dollars in millions)	2009	2008	2007	2006	2005
Excluding Interest on Deposits

Income before income taxes	$4,360	$4,428	$20,924	$31,973	$24,480
Equity in undistributed earnings of unconsolidated subsidiaries	(1,833)	(144)	(95)	(315)	(151)
Fixed charges:
Interest expense	23,000	25,074	34,778	29,514	18,397
1/3 of net rent expense (1)	1,110	791	669	609	585
Total fixed charges	24,110	25,865	35,447	30,123	18,982
Preferred dividend requirements	5,921	1,461	254	33	27
Fixed charges and preferred dividends	30,031	27,326	35,701	30,156	19,009
Earnings	26,637	$30,149	$56,276	$61,781	$43,311
Ratio of earnings to fixed charges	1.10	1.17	1.59	2.05	2.28
Ratio of earnings to fixed charges and preferred dividends (2)	—	1.10	1.58	2.05	2.28

	Year Ended December 31
(Dollars in millions)	2009	2008	2007	2006	2005
Including Interest on Deposits

Income before income taxes	$4,360	$4,428	$20,924	$31,973	$24,480
Equity in undistributed earnings of unconsolidated subsidiaries	(1,833)	(144)	(95)	(315)	(151)
Fixed charges:
Interest expense	30,807	40,324	52,871	43,994	27,889
1/3 of net rent expense (1)	1,110	791	669	609	585
Total fixed charges	31,917	41,115	53,540	44,603	28,474
Preferred dividend requirements	5,921	1,461	254	33	27
Fixed charges and preferred dividends	37,838	42,576	53,794	44,636	28,501
Earnings	34,444	$45,399	$74,369	$76,261	$52,803
Ratio of earnings to fixed charges	1.08	1.10	1.39	1.71	1.85
Ratio of earnings to fixed charges and preferred dividends (2)	—	1.07	1.38	1.71	1.85

(1)	Represents an appropriate interest factor.
(2)

The earnings for 2009 were inadequate to cover fixed charges and preferred stock dividends. The earnings deficiency is a result of the accelerated accretion of $4.0 billion recorded as a result of the repurchase of TARP Preferred Stock. The coverage deficiency for fixed charges and preferred dividends was $3.4 billion.